Exhibit 99.1

FOR IMMEDIATE RELEASE

DragonWave Announces Election of Directors

Ottawa, Canada, June 18, 2015 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI), a leading global supplier of packet microwave radio systems for mobile and access networks, announced today that all of management’s nominees listed in the management proxy circular of DragonWave dated May 14, 2015 were elected as directors of DragonWave to hold office until the next annual meeting of shareholders of DragonWave or until their successors are elected or appointed.

The detailed results of the vote for the election of directors held at DragonWave’s Annual General Meeting of Shareholders on June 17, 2015 are set out below.

	Votes For		Votes Withheld
Name of Nominee	Number of Votes	Percentage of Votes	Number of Votes	Percentage of Votes
Peter Allen	17,402,475	93.40%	1,229,748	6.60%
Cesar Cesaratto	17,408,688	93.43%	1,223,536	6.57%
Claude Haw	17,340,438	93.07%	1,291,785	6.93%
Lori O’Neill	17,401,106	93.39%	1,231,117	6.61%
Russell Frederick	17,377,052	93.26%	1,255,171	6.74%

Final voting results on all matters voted at the Annual General Meeting have been filed with Canadian securities regulators.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Media Contact:	Media Contact:	Investor Contact:
Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext. 2262	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024	Russell Frederick CFO DragonWave Inc. rfrederick@dragonwaveinc.com Tel: 613-599-9991 ext. 2253